EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106
(816) 472-1700
Via EDGAR Transmission

June 17, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

Re:	EPR Properties
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-13561

Dear Mr. Gordon:
Set forth below are the responses of EPR Properties (the "Company", "we", "us" or "our"), to the comment letter, dated May 23, 2013 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comments from the Comment Letter in bold typeface followed by the Company's responses thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

General, page 5

1.	In future filings, please revise your reconciliation of Total investments to reconcile this measure to the most comparable GAAP measure, Total assets.

Response:

In future periodic filings, we will provide a reconciliation of Total investments to Total assets.

Consolidated Statements of Income, page 56

2.
Although you do not participate in traditional lending and deposit activities, we note that you earn interest income from mortgage related investments. Tell us what consideration you gave to using a net interest income presentation consistent with Article 9 and SAB 11-K (FASB ASC 942-10-S99-4).

Response:

We have considered Article 9 and SAB 11-K (FASB ASC 942-10-S99-4) and have determined that a net interest income presentation is not relevant to an understanding of our operations.

The Company is a property REIT that executes primarily long-term triple net leases of property with tenants. In select cases, we use mortgage notes receivable, most of which are structured in a manner similar to our long-term triple net leases. As such, mortgage notes receivable represent a smaller portion of our investments (approximately 16% of our total assets at March 31, 2013) and interest income from mortgage notes receivable (excluding direct financing lease income related to owned assets) represents a smaller portion of our revenue (approximately 13% of our total revenue for the three months ended March 31, 2013). We do not hold investment securities (such as treasury notes or other government securities), are not involved with traditional lending and deposit activities, generally do not charge loan origination fees and none of the mortgage notes receivable to date have been issued at a discount or a premium. We incur interest expense on long-term debt; however, our secured long-term debt is not secured by any of our mortgage notes receivable. Rather, certain of the entities that hold the mortgage notes receivable are included as guarantor borrowers for our unsecured long-term debt.

Accordingly, our operations are not similar in nature to bank holding companies or savings and loans, and we do not believe that a net interest income presentation would be meaningful. Furthermore, such presentation is not typical in our industry and would likely confuse investors. We do note that we currently disclose our accounting policies with respect to mortgage notes receivable as well as provide detail of all our mortgage notes receivable (including key terms) in the footnotes to our financial statements.

Accounting for Acquisitions, page 63

3.	Please tell us how you have determined the acquisition of real property not subject to an in-place lease is a business combination rather than an asset acquisition.

Response:

We analyze each real estate acquisition to determine if it meets the criteria to be accounted for as a business combination set forth in FASB ASC 805 Topic on Business Combinations or as an asset acquisition set forth in FASB ASC subtopic 805-10. At this time, most of our property acquisitions do not meet the criteria to be a business combination and are accounted for as asset acquisitions because: (i) they are typically structured as long-term triple net leases with one tenant; and (ii) we do not operate the properties in any manner. However, we may from time to time, enter into a property acquisition that qualifies as a business combination, and in these instances, the property typically includes in-place leases. We will clarify our disclosure on Accounting for Acquisitions to explain the difference between the accounting for asset acquisitions versus business combinations in our next Annual Report on Form 10-K. Included below are the two proposed paragraphs that would replace the first two existing paragraphs:

Accounting for Acquisitions

Upon acquisitions of real estate properties, the Company determines if the acquisition meets the criteria to be accounted for as a business combination set forth in FASB ASC Topic 805 on Business Combinations (Topic 805). If the transaction is determined not to be a business combination, it is accounted for as an asset acquisition. Costs incurred for asset acquisitions and development properties, including transaction costs, are capitalized. For asset acquisitions, the Company allocates the purchase price and other related costs incurred to the real estate assets acquired based on recent independent appraisals and management judgment.

If the acquisition is determined to be a business combination, the Company records the fair value of acquired tangible assets (consisting of land, building, tenant improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases, tenant relationships and assumed financing that is determined to be above or below market terms) as well as any noncontrolling interest in accordance Topic 805. In addition, in accordance with Topic 805, acquisition-related costs in connection with business combinations are expensed as incurred, rather than capitalized. Costs related to such transactions, as well as costs associated with terminated transactions, are included in the accompanying Consolidated Statements of Income as transaction costs. Transaction costs expensed totaled $[X] million, $0.4 million and $1.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The remainder of the disclosure in this section is expected to remain the same.

8. Cappelli Litigation and Sullivan County Planned Casino and Resort Development, page 73

4.
In future filings, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for all legal proceedings and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 450-20-50. Please provide us with your proposed disclosure.

Response:

In accordance with FASB ASC 450-20-50, the Company discusses in its commitments and contingencies footnote those matters for which it believes that the likelihood of a material loss is at least reasonably possible. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, the Company includes additional disclosure. For matters where the loss can be reasonably estimated, the Company discloses (either individually or in the aggregate) an estimate or range of possible loss in excess of amounts accrued, if any (or, if applicable, state that the estimated possible loss is immaterial in lieu of providing quantified amounts). In future periodic filings, if the loss cannot be reasonably estimated, the Company will state that an estimate of the additional loss or range of loss cannot be made.
Accordingly, in future periodic filings, we propose revising the disclosure included in Note 8 to the Consolidated Financial Statements in our Annual Report on Form 10-K regarding the litigation involving Louis Cappelli, Concord Associates, L.P., Concord Resort, LLC and Concord Kiamesha LLC to clarify the application of this policy as follows (marked to reflect changes, which also include clarifications included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013):
On June 7, 2011, affiliates of Louis Cappelli, Concord Associates, L.P., Concord Resort, LLC and Concord Kiamesha LLC (the "Cappelli Group"), filed a complaint with the Supreme Court of the State of New York, County of Sullivan, against ~~a subsidiary~~two subsidiaries of the Company seeking (i) a declaratory judgment on certain of one of the subsidiary's obligations under a previously disclosed settlement agreement involving these entities, (ii) an order that the Company subsidiary execute the golf course lease and the “Racino Parcel” lease subject to the settlement agreement, and (iii) an extension of the restrictive covenant against ownership or operation of a casino on the Concord resort property under the settlement agreement, which covenant was set to expire on December 31, 2011. The Company subsidiaries filed counterclaims seeking related relief. The Cappelli Group subsequently obtained leave to discontinue its claims, but the counterclaims remain pending. On October 20, 2011, the Cappelli Group filed a complaint with the Supreme Court of the State of New York, County of Westchester against the Company and certain of its subsidiaries alleging breach of contract and breach of the duty of good faith and fair dealing with respect to a casino development agreement relating to a planned casino and resort development in Sullivan County, New York. Plaintiffs are seeking specific performance with respect to such agreement and money damages of $800.0 million, plus interest and attorneys' fees. On March 7, 2012, Concord Associates, L.P. and ~~seven~~six other companies affiliated with Mr. Cappelli and Concord Associates, L.P. filed a new complaint against the Company and certain of its subsidiaries, as well as Empire Resorts, Inc. and its subsidiary Monticiello Raceway Management, Inc. (the “Empire Resorts Parties”), in the United States District Court for the Southern District of New York. On June 25, 2012, an amended complaint was served against the same parties as well as Kien Huat Realty III Limited and Genting New York, LLC (the “Genting Parties”). The amended complaint alleges unlawful restraint of trade, conspiracy to monopolize and unlawful monopolization~~,~~ against the Company, the Empire Resorts ~~parties~~Parties and the Genting Parties as well as tortious interference against the Empire Resorts ~~parties~~Parties and the Genting Parties, in relation to a proposed development transaction on the same Sullivan County, New York resort property. Plaintiffs seek damages of $1.5 billion, plus interest and attorneys' fees.

The Company has not determined that losses related to these matters are probable. Because these matters are in the early stages of discovery, together with the inherent difficulty of predicting the outcome of litigation generally, the Company does not have sufficient information to determine the amount or range of reasonably possible loss with respect to these matters. The Company's assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. The Company intends to vigorously defend the claims asserted against the Company and certain of its subsidiaries by the ~~Concord entities~~Cappelli Group, for which ~~it~~the Company believes it has meritorious defenses, but ~~it is too early to assess the~~there can be no assurances as to its outcome.

If relevant facts and circumstances were to change in the future, the Company will consider the guidance in FASB ASC 450-20-50 and provide appropriate updated disclosures in its future filings.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to the undersigned at (816) 472-1700, or Craig L. Evans, our outside securities counsel, at (816) 691-3186, if you have any questions regarding this submission.

Very truly yours,
EPR PROPERTIES
/s/ Mark A. Peterson
Mark A. Peterson
Senior Vice President, Chief Financial Officer and Treasurer

cc:    David M. Brain
President and Chief Executive Officer
EPR Properties
Gregory K. Silvers
Executive Vice President and Chief Operating Officer
EPR Properties
Neil E. Sprague
Senior Vice President, General Counsel and Secretary
EPR Properties
Craig L. Evans
Stinson Morrison Hecker LLP